 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Reed, Frank E. (Last) (First) (Middle) 716 West Mount Airy Avenue (Street) Philadelphia, PA 19119 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol ALLTEL Corporation AT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) May 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				9,602	D
Common Stock				440	I	By Managed Account
Common Stock				2,000	I	By Spouse
Common Stock				1,000	I	By Trust

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Reed, Frank E. - May 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Equity Unit (obligation to buy) (1)	$50.0000	05/02/2002	P (2) |	(A) 1,000	05/17/2005 | 05/17/2005	Common Stock - 1,000 (3)	$49.7500	1,000	D
Non-Qualified Stock Option	$31.6800					Common Stock - 0		6,660	D
Non-Qualified Stock Option	$46.0000					Common Stock - 0		10,000	D
Non-Qualified Stock Option	$70.7500					Common Stock - 0		5,500	D
Non-Qualified Stock Option	$65.1250					Common Stock - 6,500		6,500	D
Non-Qualified Stock Option	$52.7500					Common Stock - 6,500		6,500	D
Non-Qualified Stock Option	$53.0900					Common Stock - 6,500		6,500	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Frank E. Reed ________________________________ __________________ ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)

Reed, Frank E. - May 2002
Form 4 (continued)
FOOTNOTE Descriptions for ALLTEL Corporation AT

Form 4 - May 2002

Frank E. Reed
716 West Mount Airy Avenue

Philadelphia, PA 19119
Explanation of responses:

(1)   Each Equity Unit initially consists of a Corporate Unit which includes a purchase contract under which the holder agrees to purchase shares of common stock, $1.00 par value, of ALLTEL Corporation on May 17, 2005.
(2)   The Equity Units were purchased in open market transactions on teh New York Stock Exchange (NYSE).
(3)   The amount and number of shares underlying the security is based on the settlement rate in effect on May 17, 2005. The settlement rate will be calculated, subject to certain adjustments, as follows: - if the applicable market value (as defined below) of ALLTEL Corporation's common stock is equal to or greater than the threshold appreciation price of $60.39, the settlement rate will be .8280 shares of ALLTEL Corporation's common stock; - if the applicable market value fo ALLTEL Corporation's common stock is less than the threshold appreciation price but greater than the reference price (as defined below), the settlement rate will be equal to the stated amount of $50 divided by the applicable market value; and - if the applicable market value is less than or equal to the reference price, the settlement rate will be 1.0101 shares of ALLTEL Corporation's common stock. The applicable market value means the average of the closing price per share of ALLTEL Corporation's common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding May 17, 2002. The reference price means $49.50, which is the last reported sale price of ALLTEL Corporation's common stock on the NYSE on april 30, 2002.

Page 3